Exhibit 16.1

Tel: 714-957-3200 Fax: 714-957-1080 www.bdo.com	600 Anton Blvd. Suite 500 Costa Mesa, CA 92626

August 26, 2024

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on August 22, 2024, to be filed by our former client, Summit Healthcare REIT, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, P.C.

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.